Exhibit 2

Dinakar Singh TPG-Axon Capital 888 Seventh Avenue 38|F New York NY 10023

Board of Directors
Triad Hospitals, Inc.
5800 Tennyson Parkway
Plano, TX 75024

December 12, 2006

Dear Sirs and Madams,

As you know, TPG-Axon owns more than 7% of Triad Hospitals, making us the company’s largest shareholder. As per our previous correspondence, we have become increasingly concerned with the strategic direction of the company and increasingly worried about the ability of this management team to appropriately guard and invest our capital.

As we have stated before, we believe the company has remarkably poor financial analysis and controls. Strategic vision is a critical strength that a successful company must have, in any business. However, vision that is unburdened by facts and analysis is simply dangerous. To our astonishment, management has been unable to produce any level of thorough analysis regarding margins, bad debt, and most of all, Return on Investment. This is in stark contrast to other hospital companies, public or private.

When pressed for details on financials, management unfortunately resorts to platitudes, of which the most common is “if you don’t grow, you die”. Candidly, we would suggest that the quickest way towards death for a company is to spend money recklessly without careful and rigorous analytical controls. Ultimately, not only is reckless growth not good for shareholders, it does not enhance patient care either. The only real winners from growth, without analysis, and without adequate return on investment, are senior management. Ironically, Triad’s management team has had the best of all worlds – they have run this company like a growth non-profit, but paid themselves as if it were a private equity company. The losers in this equation have been shareholders. While we understand that Triad ‘inherited’ a disjointed set of assets from HCA, management has had ample time to reconstitute the portfolio in a coherent fashion. It has been disappointing that despite the passage of seven years, margins have not improved, cash flow has not been delivered, and shareholder funds have been increasingly and aggressively spent. It is now high time for accountability and discipline.

Management has taken no steps to allay our concerns regarding the company’s capital structure, capital expenditures, and operating controls – in fact, we have received no response to our letter of November 16th to Chief Executive James Shelton. To be clear -- we believe the balance sheet must be much more efficient, rather than keeping a war chest for acquisitions and that the company must drastically alter its capital expenditure program. Finally, we believe the company must focus away from transactions, and instead on improving margins and operating efficiency. With proper management, margins would improve from sub-par levels, providing significant boost to EBITDA and cashflow. In addition, valuation would increase meaningfully if the investment community were convinced that the company had capable management and would be disciplined in future operations. Lastly, we believe a more efficient capital structure would magnify the benefit of both of these factors, and provide substantial return to shareholders.

_________________________________________________________________________________________________
Phone: (212) 479-2020 | Fax: (212) 479-2001 | dsingh@tpgaxon.com

We urge you, as our representatives, to finally fulfill your fiduciary duty and steer this company towards a more sensible course. In the interim, we feel that we have no choice but to begin communication with our fellow shareholders regarding the strategic direction of the company and the ability of this management team to execute to the level necessary. Therefore, as is our right as shareholders, we hereby submit a demand for a shareholder list and other associated materials (full details of which are attached).

Sincerely,

Dinakar Singh
Managing Partner
TPG-Axon Capital

December 12, 2006

VIA FEDERAL EXPRESS AND FACSIMILE

Triad Hospitals, Inc.
5800 Tennyson Parkway
Plano, TX 75024

Attention:	James D. Shelton
Chairman of the Board, President and Chief Executive Officer

Re:	Demand for Stockholder List and Other Materials

Dear Mr. Shelton:

     TPG-Axon Partners, L.P. and TPG-Axon Partners (Offshore), Ltd. (the “Holders”) are the beneficial holders of 2,233,866 shares and 4,246,634 shares, respectively, of common stock, par value $.01 per share (the “Shares”), of Triad Hospitals, Inc., a Delaware corporation (the “Company”), as of the close of business on December 8, 2006. The shares are held in each Holder's prime brokerage account with Goldman Sachs & Co. as evidenced by the position report attached hereto as Exhibit A. Cede & Co., as the nominee of The Depository Trust Company, is the record holder of such Shares.

     The purpose of this letter is to request to inspect, and to make copies and extracts from, the Company’s stock ledger, and list of its stockholders, in each case in order to enable the Holders and their affiliates to communicate with the other stockholders of the Company on matters relating to their mutual interests as stockholders and to facilitate and support a potential proxy solicitation of the Company’s stockholders to elect nominees to the Company’s Board of Directors at its upcoming annual meeting.

     Pursuant to Section 220 of the Delaware General Corporation Law, as a beneficial holder of Shares, Holders hereby demand the right during the usual hours of business to inspect, and to make copies and extracts from, the following records and documents (the “Materials”):

(a)	A complete record or list of the holders of the Company’s outstanding Shares, certified by the Company or its transfer agent and registrar, showing the names and addresses of each holder of the Company’s Shares and the number of Shares registered in the name of each such holder, as of the most recent date available at the time of inspection.

(b)	A magnetic computer tape or other electronic media containing a file (an “Electronic File”) of the holders of the Company’s outstanding Shares as of the most recent date available at the time of inspection, showing the names, addresses and number of Shares held by each such holders, together with such computer processing data and instructions as are necessary for Holders to make practical use of such Electronic File, and a separate hard copy printout of the contents of such Electronic File for verification purposes, if different from the list in (a).

(c)	All daily transfer sheets showing changes in the names, addresses and number of Shares of the holders of the Company’s outstanding Shares which are in, or come into, the possession or control of the Company or its transfer agent or registrar, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees.

(d)	All information in, or which comes into, the Company’s possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names, addresses and number of Shares held by the participating brokers and banks named in the individual nominee names of Cede & Co. and other similar nominees, including respondent bank listings and all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(e)	A list or lists containing the name, address and number of Shares attributable to any participant in any Company employee stock ownership plan, stock ownership dividend reinvestment plan, or comparable plan of the Company in which voting decisions or decisions concerning tenders of Shares with respect to the Shares held by such plan are made, directly or indirectly, individually or collectively, by the participants in the plan, and an Electronic File for such list with the same categories of information as in (b) above.

(f)	All information in or which comes into the Company’s possession, or which can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of the actual beneficial owners of Shares, including an alphabetical breakdown of any holdings in the respective names of Cede & Co., and other similar nominees for the accounts of customers or otherwise.

(g)	All information in, or which comes into, the Company’s possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, relating to the names of the non-objecting beneficial owners (“NOBO’s”) of Shares pursuant to Rule 14b-1(b) or Rule 14b-2(b) under the Exchange Act, within an Electronic File in a format as is necessary for Holders to make practical use of such information, and a hard copy printout of such information in order of descending balance for verification purposes.

(h)	A stop list or stop lists relating to any Shares and any changes, corrections, additions or deletions made thereto.

(i)	To the extent not already referred to above, any Electronic File which contains any or all of the information encompassed in this letter, together with any program, software, manual or other instructions necessary for the practical use by Holders of such information.

     Holders further request that modifications, additions or deletions to any and all of the Materials referred to in paragraphs (a) through (i) above be immediately furnished to Holders as such modifications, additions or deletions become available to the Company or its agent or representatives.

     Holders will bear the reasonable costs incurred by the Company (including those of its transfer agent) in connection with the production of the above information.

     Each Holder hereby designates and authorizes MacKenzie Partners, Inc. and its officers and employees, Davis Polk & Wardwell and its partners and employees, and any other persons to be designated by such Holder, acting together, singly or in combination, to conduct, as its agents, the inspection and copying herein requested.

     Please advise counsel for Holders, George R. Bason, Jr. (telephone: 212-450-4340) of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, when and where the items demanded above will be made available to Holders and their designated agents.

     Please sign and date a copy of this letter to indicate your receipt hereof and return a copy to us as soon as possible.

Very truly yours,

TPG-AXON PARTNERS, L.P.

By:	TPG-Axon Partners, GP, LP, its general partner

By:	TPG-Axon GP, LLC, its general partner

By:	/s/ Michael Gismondi

	Name:	Michael Gismondi
	Title:	Vice President

TPG-AXON PARTNERS (OFFSHORE), LTD.

By:	TPG-Axon Capital Management, LP, its investment adviser

By:	TPG-Axon GP, LLC, its general partner

By:	/s/ Michael Gismondi

	Name:	Michael Gismondi
	Title:	Vice President

Acknowledged and received:

TRIAD HOSPITALS, INC.

By:

Name:
Title:

cc:	George R. Bason, Jr., Davis Polk & Wardwell
Mark H. Harnett, MacKenzie Partners, Inc.

Enclosures

Exhibit A

Goldman, Sachs & Co.  |    One New York Plaza   |   New York, New York 10004
Tel: 212-902-1000

GOLDMAN
SACHS

Goldman Sachs
Prime Brokerage Services
1 New York Plaza, 44th Floor
New York, NY 10004

December 08, 2006

Mike Gismondi
TPG Axon
888 Seventh Avenue, 40th Fl
New York, NY 10019

Re: Confidential confirmation of Triad Hospitals, Inc. CMN holdings as it relates to TPG Axon.

To Whom It May Concern,

In accordance with your request, we can confirm that the position(s) below represents holdings reflected on the books and records of Goldman Sachs & Co. for the benefit of TPG Axon as of 12/08/2006:

TPG Axon Partners LP, 002-37737:
Triad Hospitals, Inc CMN,	ISIN US89579K1097	2,233,866 Shs

TPG Axon Partners (Offshore), 002-37735:
Triad Hospitals, Inc CMN,	ISIN US89579K1097	4,246,634 Shs

The information contained in this communication is for your information only. Such information should be viewed as confidential and is intended solely for the use of the intended recipient(s). This is not an offer or solicitation with respect to the purchase or sale of any security. This material has been prepared based upon information that Goldman, Sachs & Co. believes is reliable. Goldman, Sachs & Co. does not accept any responsibility to update any opinions or other information contained in this letter.

Thank you,

_______________________
Managing Director

Goldman, Sachs & Co.
One New York Plaza
New York, NY 10004

STATE OF NEW YORK	)
	:	ss.:
COUNTY OF NEW YORK	)

     Michael Gismondi, being duly sworn, deposes and says that he is a Vice President of the general partner of the general partner of TPG-Axon Partners, L.P. (“Holder”), that he is authorized to make the foregoing Demand for Stockholder List and Other Materials on behalf of Holder, that he executed the foregoing Demand for Stockholder List and Other Materials on behalf of and as the act and deed of Holder, that the facts set forth therein, including the statement of purpose, and the exhibit thereto regarding Holder’s beneficial ownership, are true to the best of his knowledge, information and belief, that the foregoing Demand for Stockholder List and Other Materials includes a designation of MacKenzie Partners, Inc. and its officers and employees, Davis Polk & Wardwell and its partners and employees, and any other persons designated by Holder, acting together, singly or in combination, as Holder’s agents to conduct the inspection and copying referred to therein and that the foregoing and this verification are the Holder’s power of attorney authorizing the foregoing persons to act on behalf of the Holder.

/s/ Michael Gismondi

Michael Gismondi
Vice President

     SWORN TO AND SUBSCRIBED before me this 12th day of December, 2006.

/s/ Mary A. Lee

Notary Public

My Commission Expires: Feb. 22, 2009

Mary A. Lee Notary Public, State of New York No. 02LE6122695 Qualified in New York County Commission Expires February 22, 2009

STATE OF NEW YORK	)
	:	ss.:
COUNTY OF NEW YORK	)

     Michael Gismondi, being duly sworn, deposes and says that he is a Vice President of the general partner of the investment manager of TPG-Axon Partners (Offshore), Ltd. (“Holder”), that he is authorized to make the foregoing Demand for Stockholder List and Other Materials on behalf of Holder, that he executed the foregoing Demand for Stockholder List and Other Materials on behalf of and as the act and deed of Holder, that the facts set forth therein, including the statement of purpose, and the exhibit thereto regarding Holder’s beneficial ownership, are true to the best of his knowledge, information and belief, that the foregoing Demand for Stockholder List and Other Materials includes a designation of MacKenzie Partners, Inc. and its officers and employees, Davis Polk & Wardwell and its partners and employees, and any other persons designated by Holder, acting together, singly or in combination, as Holder’s agents to conduct the inspection and copying referred to therein and that the foregoing and this verification are the Holder’s power of attorney authorizing the foregoing persons to act on behalf of the Holder.

/s/ Michael Gismondi

Michael Gismondi
Vice President

     SWORN TO AND SUBSCRIBED before me this 12th day of December, 2006.

/s/ Mary A. Lee

Notary Public

My Commission Expires: Feb. 22, 2009

Mary A. Lee Notary Public, State of New York No. 02LE6122695 Qualified in New York County Commission Expires February 22, 2009